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Exhibit 99.2

CERTIFICATE

Reference is made to the special meeting (the "Meeting") of holders of common shares and Class A Convertible Preferred Shares of World Color Press Inc. ("World Color Press") scheduled to be held on June 25, 2010. The undersigned, the duly appointed Executive Vice President of World Color Press, hereby certifies on behalf of World Color Press and not in his personal capacity as follows:

  1.
  World Color Press has arranged to have proxy-related materials for the Meeting sent in compliance with National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") to all beneficial owners at least 21 days before the date fixed for the Meeting;

  2.
  World Color Press has arranged to carry out all of the requirements of NI 54-101 in addition to those described in Item 1 above in connection with the Meeting; and

  3.
  World Color Press is relying upon Section 2.20 of NI 54-101 in connection with the abridgement of the time periods specified in Sections 2.2(1) and 2.5(1) of NI 54-101 in respect of the Meeting.

The terms "beneficial owner" and "proxy-related materials" as used in this Certificate shall have the meanings ascribed thereto in NI 54-101.

DATED this 27th day of May, 2010.

WORLD COLOR PRESS INC.
By:	John V. Howard John V. Howard Executive Vice President

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  Exhibit 99.2
CERTIFICATE